

Mail Stop 3720

December 4, 2017

William B. Shepro
Director and Chief Executive Officer
Altisource Portfolio Solutions S.A.
40, avenue Monterey
L-2163 Luxembourg
Grand Duchy of Luxembourg

>   **Re: Altisource Portfolio Solutions S.A.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 16, 2017**
>   **Form 10-Q for Quarterly Period Ended September 30, 2017**
>   **Filed October 26, 2017**
>   **File No. 001-34354**

Dear Mr. Shepro:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Revenue, page 35

1.   We note your disclosure that the reason for the decline in your service revenues was primarily due to declines in your customer relationship management revenue (partly as a result of the transition of services from one customer to another) and "the normal runoff of Ocwen's portfolio in the Mortgage Market." Provide greater detail as to the

   significance of Ocwen's portfolio to your financial results, clarify what you mean by "normal" runoff, and describe the decline referenced above with respect to any impact on your operating results given that the Mortgage Market is your largest segment and Ocwen is your most significant customer within that segment.

Legal Proceedings

Regulatory Matters, page 47

2. We note that the Consumer Financial Protection Bureau (CFPB) is considering a potential enforcement action against Altisource. You disclose that the alleged violation "primarily concerns certain technology services provided to Ocwen." Enhance your disclosure to include a description of the factual basis alleged by the CFPB that underlies the potential enforcement action. Refer to Item 103 of Regulation S-K.

Risk Factors

We have entered into a Brokerage Agreement with NRZ's licensed brokerage subsidiary with respect to the Ocwen Transferred Portfolio. If the Brokerage Agreement is terminated, our business and results of operations could be affected, page 47

3. Enhance your risk factor disclosure to address the specific events that could result in the Brokerage Agreement being terminated early.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Christie Wong, Senior Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, or me at (202) 551-3810 with any other questions.

         Sincerely,

         /s/ Larry Spirgel

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications